02016434

1071371

RECD S.E.C.

FEB 2 7 2002

080

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

BANCOLOMBIA S.A.
(Translation of Registrant's name into English)

PROCESSED

MAR 11 2002

THOMSON
FINANCIAL

Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

BANCOLOMBIA

BANCOLOMBIA's GENERAL MEETING APPROVED PAYMENT OF A PS$84 PER SHARE PER YEAR DIVIDEND PAYABLE QUARTERLY

Medellín, February 22, 2002

The General Shareholders Meeting of BANCOLOMBIA held on February 21st, 2002, in Medellín, passed the proposition made by the Board of Directors to distribute profits.

BANCOLOMBIA will distribute Ps 48,442 million of its Ps 90,123 million unconsolidated profits, earned during the year 2001. The Bank will pay a dividend of Ps 84/share per year, payable quarterly (Ps 21/share) on the first working day of each calendar quarter of the year (April 01, July 02, October 01 and January 02, 2003). The difference will be reserved at the disposal of the General Meeting for: future distributions in the form of dividends (Ps 45,979 million); the funding of the Statutory Reserve Fund (Ps 9,012 million); and for the reserve ordered by Edict 2336 of 1995, resulting from the valuation of investments at market prices (Ps 1,734 million).

CONTACTS:

Jaime Velásquez B. — Tel: (574) 510 8666
Vice President Finance

Gonzalo Toro B. — Tel: (574) 510 8754
Vice President of Corporate and International Banking

María A. Villa S. — Tel: (574) 510 8866
IR Manager — Fax: (574) 231 7208

INTERNET: www.bancolombia.com

BANCOLOMBIA

BANCOLOMBIA ANNOUNCES CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND THE YEAR ENDED DECEMBER 31, 2001

February 25, 2002, Medellín, Colombia - Bancolombia S.A. (NYSE: CIB) announced today the financial results for the quarter and the year ended December 31, 2001. [1]

CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET (Nominal Ps millions)	Quarter 3Q 01	4Q 01	Growth 4Q01/3Q01
ASSETS			
Loans, net	5,042,922	5,110,346	1.34%
Investment securities, net	2,525,871	3,034,350	
Other assets	2,009,190	2,031,784	1.12%
Total assets	**9,577,983**	**10,176,480**	**6.25%**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	6,942,599	7,585,457	9.26%
Other liabilities	1,655,868	1,603,613	-3.16%
Total liabilities	**8,598,467**	**9,189,070**	**6.87%**
Shareholders' equity	979,516	987,410	0.81%
Total liabilities and shareholders' equity	**9,577,983**	**10,176,480**	**6.25%**
Interest income	294,759	277,065	-6.00%
Interest expense	134,218	131,727	-1.86%
Net interest income	**160,541**	**145,338**	**-9.47%**
Net provisions	(34,761)	(43,202)	24.28%
Other operating income	80,447	81,855	1.75%
Other operating expense	156,311	169,131	8.20%
Non-operating income, net	10,603	6,400	-39.64%
Income tax expense	(7,368)	439	-105.96%
Net income	**53,151**	**21,699**	**-59.18%**

[1] The financial information contained herein includes the results of Bancolombia's financial subsidiaries: Bancolombia Panama-Cayman, Colcorp, Leasing Colombia, Almacenar, and Fiducolombia. This information has been prepared on a consolidated basis, as set forth above, in accordance with Colombian GAAP, expressed in nominal pesos, and has not been audited. All growth rates mentioned herein are not adjusted for inflation. Beginning this quarter, the Bank will report its financial results, in nominal pesos in view of the low levels of inflation that the Colombian economy has experienced during the last years and the elimination of the inflation adjustments for financial statements previously required under Colombian law. The inflation rate for the year 2001 was 7.65%.

Contacts: Jaime A. Velàsquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | Maria A Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com

I. HIGHLIGHTS:

- Bancolombia's net income amounted to Ps 22 billion, U$ 0.065 per ADS, during the quarter ended December 31, 2001, as compared to a net income of Ps 53 billion, U$ 0.158 per ADS, for the quarter ended September 30, 2001. The decrease during the quarter is a result of lower income from investment securities, higher provisions, and higher operating expenses related to seasonal factors.

- Net income for the year ended December 31, 2001, totaled Ps 147 billion, U$0.110 per ADS, as compared to Ps (123) billion, U$ (0.392) per ADS, for the year 2000. The results for the year were driven by higher interest income, lower provisions, and higher fees and commissions.

- Net interest income declined 9.5% comparing the third with the fourth quarter of 2001. This decline is the result of lower income from investment portfolio of Bancolombia Panama and its subsidiaries, which were affected by the prices of US Treasury Bonds at the end of the year, impacting negatively its mark-to-market valuation under Colombian GAAP. In addition, interest income from the investment and loan portfolio was lower than the last quarter, as a result of lower LIBOR and DTF rates. However, the current level of the investment portfolio has allowed the Bank to offer to its clients interest rates coverage in local currency, resulting in higher earnings from forward contracts in local currency.

- Bancolombia's total fees and income from services rose 6.0% quarter-over-quarter and 19.6% year-over-year. Total fees and income from services reached 36.7% of total income during the fourth quarter of 2001 compared to 33.6% during the same quarter of 2000. During the year ended December 31, 2001, they increased by 17.1% as compared to the year ended December 31, 2000.

- Bancolombia's total operating expenses increased 8.8% during the quarter mainly due to higher administrative and other expenses, related to seasonal factors; donations; and salaries and employee benefits. The Bank's efficiency ratio for the quarter was 70% while for the year ended December 31, 2001, it was 65.9%.

- Although total provisions increased 24.3% quarter-over-quarter, they decreased 46.6% when comparing the year 2001 to the year 2000.

- Total gross loans increased 0.8% to Ps 5,382 billion during the quarter while investment securities increased 20.2% to Ps 3,064 billion, during the same period. During the fourth quarter, past due loans as a percentage of total loans were 4.6% and their coverage level was 120.8%

- The annualized ROE and ROA were 7.9% and 0.9% for the fourth quarter 2001, while for the year ended December 31, 2001, they were 16.9% and 1.6%, respectively.

Banking Sector

- The Colombian Banking Sector's results improved during the year 2001. The Colombian Banking Sector's accumulated results, including former CAV's[2], posted a net income of Ps 598,642 million as of December 2001.

---

[2] Mortgage banks (CAV's) have to be converted into commercial banks according to Law 510 of 1999. Currently, the Superintendency of Banking consolidates mortgage banks (CAV's) in the banking sector. Banking figures stated in this report include mortgage banks (CAV's).

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com

- Gross loans in the Colombian Banking Sector increased 1.4% over the quarter and 3.0% over the year. The past due loan ratio improved to 10.3% as of December 2001 from 11.5% as of September 2001.

II. CONSOLIDATED BALANCE SHEET

Assets

Total assets increased 6.3% to Ps 10,176 billion as of December 31, 2001 from Ps 9,578 billion as of September 30, 2001, and increased 20% from Ps 8,478 billion as of December 31, 2000. The main driver of this was larger volume in investment securities, which increased 20.2% to Ps 3,064 billion from Ps 2,550 billion quarter-over-quarter and 87.3% from Ps 1,636 billion year-over-year. The Bank, whose participation in CONAVI[3] as of December 31, 2001 was 28.52%, participated with Ps 52 billion in its capitalization program in order to perform a voluntary balance sheet clean-up.

Loan Portfolio

Bancolombia's gross loans totaled Ps 5,382 billion as of December 31, 2001, up 0.8% from Ps 5,337 billion as of September 30, 2001. This was mainly due to an increase of 6.9% in total retail loans comparing the third with the fourth quarter of 2001. Total retail loans increased 16.9% year-over-year, with working capital loans for small and medium-sized companies and personal loans increasing most significantly.

Total gross loans in Bancolombia increased 4.8% year-over-year while total gross loans within the Colombian Banking sector increased 3.0% during the same period. Bancolombia's (unconsolidated) accumulated gross loan market share in the Colombian Banking Sector was 11.6% as of December 31, 2001.

[3] CONAVI: commercial bank (former CAV) specialized in mortgage loans.

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com

BANCOLOMBIA

LOAN PORTFOLIO (Nominal Ps millions)	31-Dec-00	As of 30-Sep-01	31-Dec-01	Growth 4Q01/3Q01	4Q01/4Q00
CORPORATE					
Trade Financing	92,213	95,034	99,674	4.88%	8.09%
Loans funded by domestic development banks	303,718	252,344	292,609	15.96%	-3.66%
Working capital loans	3,079,613	3,163,256	3,096,578	-2.11%	0.55%
Credit Cards	4,446	4,106	3,893	-5.20%	-12.45%
Overdrafts	51,133	67,841	15,970	-76.46%	-68.77%
Total Corporate	3,531,123	3,582,581	3,508,724	-2.06%	-0.63%
RETAIL					
Credit Cards	199,351	223,544	231,965	3.77%	16.36%
Personal loans	354,102	419,110	459,343	9.60%	29.72%
Automobile loans	32,270	25,879	15,752	-39.13%	-51.19%
Overdrafts	58,128	88,258	73,372	-16.87%	26.22%
Loans funded by domestic development banks	79,430	114,644	138,415	20.73%	74.26%
Trade Financing	25,403	37,468	38,837	3.65%	52.88%
Working capital loans	824,899	811,502	881,327	8.60%	6.84%
Total Retail	1,573,583	1,720,405	1,839,011	6.89%	16.87%
MORTGAGE	33,314	34,360	34,340	-0.06%	3.08%
Total loans	**5,138,020**	**5,337,346**	**5,382,075**	**0.84%**	**4.75%**
Allowance for loan losses	(285,685)	(294,424)	(271,729)	-7.71%	-4.89%
Total loans, net	**4,852,335**	**5,042,922**	**5,110,346**	**1.34%**	**5.32%**

LOAN CLASSIFICATION (Nominal Ps millions)	As of 31-Dec -00		As of 30-sept-01		As of 31-Dec-01	
"A" Normal	4,029,692	78.4%	4,251,841	79.7%	4,259,090	79.1%
"B" Subnormal	574,245	11.2%	575,876	10.8%	604,155	11.2%
"C" Deficient	209,851	4.1%	96,226	1.8%	103,761	2.0%
"D" Doubtful recovery	135,537	2.6%	249,005	4.7%	259,810	4.8%
"E" Unrecoverable	188,695	3.7%	164,398	3.0%	155,259	2.9%
Total	**5,138,020**	**100%**	**5,337,346**	**100%**	**5,382,075**	**100%**
Loans Classified as C,D and E as a percentage of total loans	10.4%		9.5%		9.6%	

Asset Quality

As of December 31, 2001, the Bank's past due loans as a percentage of total loans were 4.6%, as compared to 4.2% as of September 30, 2001 and 4.8% as of December 31, 2000. The Colombian Banking System's asset quality improved during the quarter. Its past due loans as a percentage of total loans reached 10.3% as of December 31, 2001 from 11.5% as of September 30, 2001. Bancolombia's (consolidated) total charge-offs during the quarter totaled Ps 48,792 million.

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com

ASSET QUALITY	31-Dec-00		30-Sep-01		31-Dec-01	
	BC	System (2)	BC	System (2)	BC	System (2)
PDL / Total loans	4.84%	11.86%	4.16%	11.46%	4.59%	10.34%
Allowance (1) / PDL	127.15%	44.72%	145.79%	62.04%	120.80%	73.38%
NPL / Total loans	3.50%	10.14%	3.15%	10.10%	3.45%	9.31%
Allowance (1) / NPL	176.05%	52.28%	192.42%	70.43%	161.11%	81.52%

(1) Allowance = Allowance for loan and accrued interest losses
(2) System: Banking system including Mortgage banks

System figures source: The Superintendency of Banking / BC: Bancolombia consolidated

Our level of allowances of past due loans of 120.8%, is considerably better than the Colombian Banking System's average of 73.4% as of December 31, 2001, which improved from 62.0% as of September 30, 2001.

LOAN PORTFOLIO QUALITY	As of			Growth	
(Nominal Ps millions)	31-Dec-00	30-Sep-01	31-Dec-01	4Q01/3Q01	4Q01/4Q00
CORPORATE					
Performing loans	4,132,654	4,191,853	4,186,538	-0.13%	1.30%
Past due loans	179,600	163,401	199,658	22.19%	11.17%
Non-performing loans	128,740	131,347	157,445	19.87%	22.30%
RETAIL					
Performing loans	724,523	877,205	902,257	2.86%	24.53%
Past due loans	67,929	56,730	46,752	-17.59%	-31.18%
Non-performing loans	49,821	35,616	27,290	-23.38%	-45.22%
MORTGAGE					
Performing loans	31,953	46,344	45,981	-0.78%	43.90%
Past due loans	1,361	1,813	889	-50.99%	-34.71%
Non-performing loans	1,190	1,193	686	-42.45%	-42.33%

ASSET QUALITY	As of			Growth	
(Nominal Ps millions)	31-Dec-00	30-Sep-01	31-Dec-01	4Q01/3Q01	4Q01/4Q00
Total performing past due loans	69,139	53,788	61,878	15.04%	-10.50%
Total nonperforming past due loans	179,751	168,156	185,421	10.27%	3.15%
Total past due loans	248,890	221,944	247,299	11.42%	-0.64%
Allowance for loans and accrued interest losses	316,456	323,569	298,740	-7.67%	-5.60%
Past due loans to total loans	4.84%	4.16%	4.59%		
Non performing loans to total loans	3.50%	3.15%	3.45%		
Allowances to past due loans (1)	127.15%	145.79%	120.80%		
Allowances to C, D and E loans (1)	59.25%	63.49%	57.58%		
Allowances to non performing loans (1)	176.05%	192.42%	161.11%		
Performing loans to total loans	96.50%	96.85%	96.55%		

(1) Allowance = allowance for loan and accrued interest losses

Contacts: Jaime A. Velásquez
Financial VP
Tel.: (574) 5108666

Gonzalo Toro
Corporate and International VP
Tel.: (574) 5108754

María A Villa
IR Manager
Tel.: (574) 5108866

Fax: (574) 5134827
www.bancolombia.com

Liabilities

Total deposits increased 9.3%, from Ps 6,943 billion to Ps 7,585 billion quarter-over-quarter and increased 24.2% from Ps 6,106 billion year-over-year. Total deposits within the Colombian Banking Sector increased 5.7% quarter-over-quarter and 9.2% year-over-year.

Bancolombia's non-interest-bearing deposits increased 51.3% during the fourth quarter while interest-bearing deposits had a slight growth of 0.7% during the same period. This expansion, especially in checking accounts, is the result of seasonal factors derived from a growth in banking activity during the last days of the year. The Bank took advantage of this, achieving a checking account market share (unconsolidated) of 18.1% as of December 31, 2001. Bancolombia's checking accounts expressed as a percentage of total deposits, increased from 15.8% as of September 30, 2001 to 22.6% as of December 31, 2001. Savings accounts expressed as a percentage of total deposits, decreased from 25.4% as of September 30, 2001 to 23.3% as of December 31, 2001. Time deposits as a percentage of total deposits decreased from 49% as of September 30, 2001 to 45.2% as of December 31, 2001.

Bancolombia's (unconsolidated) accumulated deposit market share as of September 30, 2001 and as of December 31, 2001 is as follows: total checking accounts increased from 16.3% to 18.1%; savings accounts decreased from 10.1% to 9.6%; and time deposits increased from 10.5% to 10.7%. Total deposits have increased from 11.3% to 11.7% during the same period.

Shareholders' Equity

Bancolombia's Shareholder's Equity increased 0.8% quarter-over-quarter to Ps 987 billion. As of December 31, 2001, Bancolombia's (consolidated) ratio of technical capital to risk weighted assets was 10.4%.

TECHNICAL EQUITY RISK WEIGHTED ASSETS		As of		Growth	
Unconsolidated (Nominal Ps million)	31-Dec-00	30-Sep-01	31-Dec-01	4Q01/3Q01	4Q01/4Q00
Basic capital	501,622	551,919	509,293	-7.72%	1.53%
Additional capital	168,337	210,001	226,508	7.86%	34.56%
Techinical capital	669,960	761,919	735,801	-3.43%	9.83%
Risk weighted assets	6,062,627	6,675,434	6,692,538	0.26%	10.39%
CAPITAL ADEQUACY	11.05%	11.41%	10.99%	-3.67%	-0.51%

III. INCOME STATEMENT

Bancolombia's net income for the quarter ended December 31, 2001 amounted to Ps 21 billion, compared to a net income of Ps 53 billion for the quarter ended September 30, 2001. Net income for the year 2001 amounted to Ps 147 billion compared to Ps (123) billion for the year 2000. The results for the fourth quarter are the result of lower income from investment securities, higher provisions, and higher operating expenses related to seasonal factors.

Net Interest Income

Net interest margin decreased to 7.4% during the fourth quarter, but for the year ended December 31 it was 7.9%. Net interest income declined 9.5% to Ps 145 billion in the fourth quarter of 2001 from Ps 160 billion

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827 www.bancolombia.com earned in the third quarter of 2001. This decline is the result of lower income from investment portfolio of Bancolombia Panama and its subsidiaries affected by lower valuation, lower LIBOR, and DTF (domestic) rates. However, during the year 2001 net interest income increased 30.5% to Ps 590 billion compared to Ps 452 billion during the year 2000.

Interest Income

Total interest income amounted to Ps 277 billion during the fourth quarter, compared to Ps 295 billion registered in the third quarter. This decline is the result of lower income from the investment portfolio of Bancolombia Panama, affected by the prices of the US Treasury Bonds at the end of the year. This impacted negatively its mark-to-market valuation, by USD $6.6 million, under Colombian GAAP, but its mark-to-market valuation under Panama GAAP was not affected. In addition, interest income from the investment and loan portfolio, was lower than the last quarter as a result of lower LIBOR and DTF rates. However, the current level of the investment portfolio has allowed the Bank to offer to its clients interest rates coverage in local currency, resulting in higher earnings from forward contracts in local currency.

Under Colombian Law, repurchase agreements are considered forward contracts in local currency. Since the earnings resulted from these forward contracts have become very significant, they have been reclassified as income on investment securities. In addition to the latter, and the report of the financial results in nominal pesos, the third quarter numbers reported in this press release are not completely comparable to those shown in our previous releases but the amount of total income is equivalent.

Interest Expense

Total interest expense decreased 1.9% to Ps 131 billion from Ps 134 billion mainly due to lower interest rates, international and domestic; and a better funding mix. The Bank's funding structure improved during the fourth quarter as a result of seasonal factors from a growth in banking activity common during the last days of the year. Non-interest bearing deposits increased at a rate of 51.3% during the quarter while interest bearing deposits increased 0.7% during the same period.

Provisions

Total net provisions amounted to Ps (43) billion, up 24.3% during the last quarter of 2001, compared to Ps (35) billion during the previous quarter as a result of asset quality deterioration. For the twelve-month-period ended December 31, 2001 total net provisions amounted to Ps (137) billion compared to Ps (257) billion during the same period in 2000, when the Bank performed the voluntary balance sheet clean-up.

During the quarter, provisions for foreclosed assets diminished 42% because the Bank achieved the maximum level of provisions required by the Colombian Law. In addition, the Bank made extraordinary provisions of Ps 7 billion due to the lower valuation of our investment in CONAVI, as a result of its voluntary balance sheet clean-up.

Fees and Income from Services

Total fees and income from services increased 6.0% quarter-over-quarter from Ps 64 billion to Ps 68 billion. They also showed a rise of 17.1% during the year 2001 to Ps 252 billion from Ps 215 billion during the year 2000. The best performance during the year 2001 was shown by commissions from banking services, up 23.9%; commissions and fees from fiduciary activities, up 30.5%; credit card merchant fees, up 17.7%; and credit and debit card annual fees, up 13.7%.

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com

During the year 2001, the credit card billing for the industry had a growth of 7.9%. Bancolombia's accumulated credit card billing outperformed the industry growing at an approximate rate of 17.5%. Bancolombia's number of outstanding credit cards increased 4.1% from December 31, 2000 to December 31, 2001 while the Colombian credit card industry's aggregate number of outstanding credit cards increased 5.5% in the same period. This growth has allowed Bancolombia to achieve a market share of 12.7% of outstanding credit cards.

ACCUMULATED CREDIT CARD BILLING

(As of December, in Ps million)	2000	2001	% Growth	2001 Mkt. Share
Bancolombia Mastercard	545,669	637,413	16.8%	11.3%
Bancolombia VISA	237,701	283,368	19.2%	5.0%
Total Bancolombia	783,370	920,781	17.5%	16.3%
Colombian Industry	5,247,645	5,659,844	7.9%	

Source: Credibanco and Red Multicolor.

CREDIT CARD MARKET SHARE

Number of credit cards as of December 31	2000	2001	% Growth	2001 Mkt. Share
Bancolombia Mastercard	150,542	155,395	3.2%	7.5%
Bancolombia VISA	103,518	109,169	5.5%	5.3%
Total Bancolombia	254,060	264,564	4.1%	12.7%
Colombian Industry	1,970,582	2,078,638	5.5%	

Source: Credibanco and Red Multicolor.

Operating Expenses

Operating expenses increased 8.8% to Ps 159 billion from Ps 146 billion quarter-over-quarter and increased 8.8% to Ps 592 billion compared to Ps 544 billion when comparing the year 2001 to the year 2000. This quarterly raise, common during the fourth quarter, resulted from a 11.4% increase in administrative and other expenses in connection with cash transportation, utilities, and some operating processes that began to operate by outsourcing. Additionally, the Bank donated Ps 3.9 billion representing a tax benefit of Ps 2.4 billion.

During the year ended December 31, 2001 the efficiency ratio reached 65.9% improving from 78.8% for the year ended December 31, 2000. A collective bargaining agreement was signed with the Bank's work force on November 13, which applies since November 1, 2001 until October 31, 2003.

Non-recurrent items

During the quarter results there were some non-recurrent items such as:

- *Reimbursement from purchase of assets:* During the years 2000 and 2001, the Bank purchased loan portfolio that amounted to Ps 117,571 million. It was agreed upon that if the rating risk level after one year exceeded that assigned by the Bank at the time of the negotiation, the seller would reimburse the

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com

difference. Based on accounting principles, this is not considered a recovery of provisions, but rather reimbursement from purchase of assets, which totaled Ps 5.3 billion.

- *Donations:* the Bank donated Ps 3.9 billion to charity entities. As a consequence, the Bank had a reverse in provisions for foreclosed assets of Ps 3.2 billion and a tax benefit of Ps 2.4 billion.
- *DIAN provisions*: During the year 2001, the Departamento de Impuestos y Aduanas Nacionales (National Customs and Taxes Department) ("DIAN") issued an injunction against the Bank ordering it to pay due and outstanding taxes accrued during fiscal 1996. The Bank appealed such decision before the competent Courts and as of this date a final decision has not been issued. The Bank believes that the position taken by the DIAN is without merit. The Bank is vigorously defending against this injunction. However, in order to comply with applicable Colombian laws and regulations, the Bank has provisioned Ps 15,536 million for this contingency.

IV. SUBSIDIARIES

SUBSIDIARIES' BREAKDOWN

As of December 31, 2001 (Ps millions)	Bancolombia	Bancolombia Panamá	Colcorp	Leasing Colombia	Almacenar	Fiducolombia
Total assets	8,037,759	2,159,016	312,741	201,312	91,149	64,020
Total shareholders' equity	1,027,567	115,524	234,520	13,573	73,860	54,505
Net income (loss)	90,123	47,626	3,976	2,756	(1,635)	10,316

SUBSIDIARIES' BREAKDOWN

As of December 31, 2000 (Ps millions)	Bancolombia	Bancolombia Panamá	Colcorp	Leasing Colombia	Almacenar	Fiducolombia
Total assets	6,994,066	1,661,136	272,753	128,417	77,622	52,424
Total shareholders' equity	905,382	88,466	210,857	10,663	70,454	48,672
Net income (loss)	(159,982)	47,338	7,517	(4,859)	(394)	5,142

Bancolombia Panama and Subsidiaries

The following table included in this report for the subsidiary is expressed in US dollars.

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com

BANCOLOMBIA PANAMA AND SUBSIDIARIES
INCOME STATEMENT
AND BALANCE SHEET

(US$)	Quarter 3Q 01	4Q01	Growth 4Q01/3Q01
ASSETS			
Loans, net	261,717,626	258,993,746	-1.04%
Investment securities, net	460,880,269	520,599,359	12.96%
Other assets	149,292,854	156,301,767	4.69%
Total assets	**871,890,749**	**935,894,872**	**7.34%**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	785,461,854	824,913,092	5.02%
Other liabilities	36,610,920	60,904,084	66.35%
Total liabilities	**822,072,774**	**885,817,176**	7.75%
Shareholders' equity	49,817,975	50,077,696	0.52%
Total liabilities and shareholders' equity	**871,890,749**	**935,894,872**	**7.34%**
Interest income	21,544,949	9,495,481	-55.93%
Interest expense	9,784,495	5,801,636	-40.71%
Net interest income	**11,760,454**	**3,693,845**	**-68.59%**
Net provisions	(1,960,599)	(2,882,708)	47.03%
Other operating income	18,982	110,397	481.58%
Other operating expense	528,273	661,812	25.28%
Net income	**9,290,564**	**259,722**	**-97.20%**

Bancolombia's international banking operations are conducted through the head offices in Colombia and its subsidiary Bancolombia Panama. The latter is an off-shore bank that provides a complete line of banking services, including loans to Colombian private sector companies, and a product portfolio for private banking clients. The Bank also offers investment opportunities in US dollars for Colombian individuals and companies.

Bancolombia Panama's investments securities continue growing while credits in US dollars had a slight decrease during the quarter. Net interest income decreased during the quarter due to lower valuation of the investment portfolio, affected by the prices of US Treasury Bonds at the end of the year, impacting negatively its mark-to-market valuation under Colombian GAAP. In addition, interest income from the investment and loan portfolio was lower than the last quarter, as a result of lower LIBOR. Total interest expense also decreased affected by lower interest rates.

V. GENERAL-SHAREHOLDERS' MEETING

The General Shareholders Meeting of BANCOLOMBIA held on February 21st, 2002, in Medellín passed the proposition made by the Board of Directors to distribute profits. In consequence, BANCOLOMBIA will distribute Ps 48,442 million of its Ps 90,123 million unconsolidated profits, earned during the year 2001. The Bank will pay a dividend of Ps 84/share per year, payable quarterly (Ps 21/share) on the first working day of each calendar quarter of the year (April 01, July 02, October 01 and January 02, 2003). The difference will be reserved at the disposal of the General Meeting for: future distributions in the form of dividends (Ps

Contacts: Jaime A. Velásquez Financial VP Tel.: (574) 5108666 | Gonzalo Toro Corporate and International VP Tel.: (574) 5108754 | María A Villa IR Manager Tel.: (574) 5108866 | Fax: (574) 5134827 www.bancolombia.com

45,979 million); the funding of the Statutory Reserve Fund (Ps 9,012 million); and for the reserve ordered by Edict 2336 of 1995, resulting from the valuation of investments at market prices (Ps 1,734 million).

VI. CREDIT CARD BUSINESS NEWS – AMERICAN EXPRESS

As a commercial strategy, BANCOLOMBIA signed an agreement with American Express, in which the Bank will be one of the first banks in Colombia to issue American Express cards and the only Colombian Bank to offer three different franchises: Visa, MasterCard, and American Express.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements.

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666
Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754
María A Villa, IR Manager, Tel.: (574) 5108866
Fax: (574) 5134827
www.bancolombia.com

PRINCIPAL RATIOS	Quarters				As of	
	4Q00	3Q01	4Q01	31-Dec-00	30-Sep-01	31-Dec-01
PROFITABILITY						
Net interest margin (1)	8.74%	8.68%	7.40%	7.61%	6.12%	7.85%
Return on average total assets (2)	1.91%	2.39%	0.89%	-1.62%	1.41%	1.60%
Return on average shareholders´equity (3)	18.33%	24.98%	7.89%	-15.52%	14.67%	16.92%
EFFICIENCY						
Operating expenses to net operating income (6)	67.89%	60.66%	70.00%	78.81%	64.51%	65.90%
Operating expenses to average total assets (6)	6.72%	6.58%	6.52%	7.14%	4.88%	6.47%
CAPITAL ADEQUACY						
Shareholders' equity to total assets	10.33%	10.23%	9.70%	10.33%	10.23%	9.70%
Technical capital to risk weighted assets (7)	11.05%	11.41%	10.99%	11.05%	11.41%	10.99%
ASSET QUALITY						
Non performing loans to total loans (4)	3.50%	3.15%	3.45%	3.50%	3.15%	3.45%
C, D and E loans to total loans (5)	10.39%	9.55%	9.64%	10.39%	9.55%	9.64%
Past due loans to total loans	4.84%	4.16%	4.59%	4.84%	4.16%	4.59%
Allowances to non performing loans (8)	176.05%	192.42%	161.11%	176.05%	192.42%	161.11%
Allowances to past due loans (8)	127.15%	145.79%	120.80%	127.15%	145.79%	120.80%
Allowances to C, D and E loans (8)	59.25%	63.49%	57.58%	59.25%	63.49%	57.58%
Allowances to total loans (8)	6.16%	6.06%	5.55%	6.16%	6.06%	5.55%

1. Defined as net interest income divided by monthly average interest-earning assets.
2. Net income divided by monthly average total assets.
3. Net income divided by monthly average shareholders' equity.
4. Non-performing loans are commercial and consumer loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.
5. "C", "D" and "E" loans include all non-performing loans as well as consumer and commercial loans classified "C" which are considered performing loans under the regulations of the Colombian Superintendency of Banking.
6. Excluding merger expenses. Operating Income includes Net Interest Income, Total fees and income from services, and Total other operating income.
7. Calculated on an unconsolidated basis.
8. Allowance = Allowance for loan and accrued interest losses.

STOCK INDICATORS	Quarters			Year ended	
	4Q00	3Q 01	4Q 01	December 31, 2000	December 31, 2001
Net Income	36,452	53,151	21,699	(123,472)	146,592
USD Earnings per ADS	0.1156	0.1583	0.0652	(0.3917)	0.110
ROAA	1.91%	2.39%	0.89%	-1.62%	1.60%
ROAE	18.33%	24.98%	7.89%	-15.52%	16.92%
P/BV ADS	0.72	0.40	0.53	0.72	0.53
P/BV Local (1)	0.50	0.60	0.60	0.50	0.60
Shares Outstanding	576,695,395	576,695,395	576,695,395	576,695,395	576,695,395

(1) Share prices on the Colombia Stock Exchange

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666 | Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754 | María A Villa, IR Manager, Tel.: (574) 5108866 | Fax: (574) 5134827, www.bancolombia.com

CONSOLIDATED BALANCE SHEET (Nominal Ps millions)	31-Dec-00	As of 30-Sep-01	31-Dec-01	Growth 4Q01/3Q01	4Q01/4Q00
ASSETS					
Cash and due from banks	422,558	456,967	535,849	17.26%	26.81%
Overnight funds	281,262	192,058	176,666	-8.01%	-37.19%
Total cash and equivalents	**703,820**	**649,025**	**712,515**	**9.78%**	**1.24%**
Investments securities	1,635,742	2,550,075	3,064,136	20.16%	87.32%
Market value allowance	(21,046)	(24,204)	(29,786)	23.06%	41.53%
Net Investment Securities	**1,614,696**	**2,525,871**	**3,034,350**	**20.13%**	**87.92%**
Gross Loans	5,138,020	5,337,346	5,382,075	0.84%	4.75%
Allowance for loan losses	(285,685)	(294,424)	(271,729)	-7.71%	-4.89%
Net total loans	**4,852,335**	**5,042,922**	**5,110,346**	**1.34%**	**5.32%**
Accrued interest receivable on loans	115,575	111,271	104,727	-5.88%	-9.39%
Allowance for accrued interest losses	(30,771)	(29,145)	(27,011)	-7.32%	-12.22%
Net total interest accrued	**84,804**	**82,126**	**77,716**	**-5.37%**	**-8.36%**
Customers´acceptances	40,358	41,411	39,907	-3.63%	-1.12%
Net accounts receivable	61,543	67,762	72,356	6.78%	17.57%
Net premises and equipment	280,876	265,214	260,680	-1.71%	-7.19%
Foreclosed assets	75,740	64,513	57,001	-11.64%	-24.74%
Prepaid expenses and deferred charges	104,086	72,795	63,570	-12.67%	-38.93%
Good will	164,201	147,214	141,552	-3.85%	-13.79%
Net lease	195,280	229,496	245,815	7.11%	25.88%
Other	45,066	128,678	112,421	-12.63%	149.46%
Reappraisal of assets	255,819	260,956	248,251	-4.87%	-2.96%
Total assets	**8,478,624**	**9,577,983**	**10,176,480**	**6.25%**	**20.03%**
LIABILITIES AND SHAREHOLDERS´EQUITY					
LIABILITIES					
DEPOSITS					
Non-interest bearing	**1,503,259**	**1,175,092**	**1,777,650**	**51.28%**	**18.25%**
Checking accounts	1,452,133	1,098,503	1,710,960	55.75%	17.82%
Other	51,126	76,589	66,690	-12.92%	30.44%
Interest bearing	**4,602,616**	**5,767,507**	**5,807,807**	**0.70%**	**26.18%**
Checking accounts	660,853	596,103	608,602	2.10%	-7.91%
Time deposits	2,577,704	3,408,030	3,429,336	0.63%	33.04%
Savings deposits	1,364,059	1,763,374	1,769,869	0.37%	29.75%
Total deposits	**6,105,875**	**6,942,599**	**7,585,457**	**9.26%**	**24.23%**
Overnight funds	201,240	449,363	202,994	-54.83%	0.87%
Bank acceptances outstanding	45,840	39,569	31,066	-21.49%	-32.23%
Interbank borrowings	564,367	310,349	399,595	28.76%	-29.20%
Borrowings from domestic development banks	301,875	305,816	388,196	26.94%	28.59%
Accounts payable	206,202	304,313	337,011	10.74%	63.44%
Other liabilities	115,204	110,115	123,914	12.53%	7.56%
Bonds	23,936	9,677	8,523	-11.93%	-64.39%
Accrued expenses	29,769	104,167	89,472	-14.11%	200.56%
Minority interest in consolidated subsidiaries	8,121	22,499	22,842	1.52%	181.27%
Total liabilities	**7,602,429**	**8,598,467**	**9,189,070**	**6.87%**	**20.87%**
Shareholders´equity	876,195	979,516	987,410	0.81%	12.69%
Total liabilities and shareholders´equity	**8,478,624**	**9,577,983**	**10,176,480**	**6.25%**	**20.03%**

Contacts: Jaime A. Velásquez, Financial VP, Tel.: (574) 5108666
Gonzalo Toro, Corporate and International VP, Tel.: (574) 5108754
María A Villa, IR Manager, Tel.: (574) 5108866
Fax: (574) 5134827
www.bancolombia.com

CONSOLIDATED INCOME STATEMENT	As of		Quarter			Growth	
(Nominal Ps Millions)	31-Dec-00	31-Dec-01	4Q 00	3Q 01	4Q 01	4Q01/3Q01	4Q01/4Q00
Interest income and expenses							
Interest on loans	680,852	814,728	177,165	205,043	202,809	-1.09%	14.47%
Interest on investment securities	171,971	243,528	55,968	74,666	58,436	-21.74%	4.41%
Overnight funds	18,674	26,970	175	5,952	6,534	9.78%	3638.55%
Leasing	33,699	35,437	7,753	9,098	9,286	2.07%	19.77%
Total interest income	905,196	1,120,663	241,061	294,759	277,065	-6.00%	14.94%
Interest expense:							
Time deposits	276,353	326,413	69,940	83,201	82,330	-1.05%	17.71%
Savings deposits	87,644	113,239	21,854	29,853	27,200	-8.89%	24.46%
Total interest on deposits	363,997	439,652	91,794	113,054	109,530	-3.12%	19.32%
Interbank borrowings	42,094	26,976	4,488	4,548	1,530	-66.36%	-65.91%
Borrowings from domestic development banks	36,145	35,676	8,296	8,493	9,917	16.77%	19.54%
Overnight funds	10,754	28,249	6,672	8,123	10,750	32.34%	61.14%
Total interest expense	452,990	530,553	111,250	134,218	131,727	-1.86%	18.41%
Net interest income	**452,206**	**590,110**	**129,811**	**160,541**	**145,338**	**-9.47%**	**11.96%**
Provision for loan and accrued interest losses	(444,009)	(348,303)	(109,249)	(102,686)	(114,379)	11.39%	4.70%
Provision for foreclosed assets and other assets	(104,355)	(63,788)	(25,662)	(29,815)	(17,166)	-42.43%	-33.11%
Recovery of provisions for past due loans	270,021	254,751	108,878	90,828	84,097	-7.41%	-22.76%
Recovery of charged-off loans	21,729	20,411	5,367	6,912	4,248	-38.56%	-20.85%
Total Net provisions	**(256,614)**	**(136,929)**	**(20,666)**	**(34,761)**	**(43,202)**	**24.28%**	**109.05%**
Net interest income after provision for loans and accrued interest losses	**195,592**	**453,181**	**109,145**	**125,780**	**102,136**	**-18.80%**	**-6.42%**
Commissions from banking services	67,135	83,157	17,786	21,358	22,656	6.08%	27.38%
Credit card merchant fees	33,694	39,662	10,015	10,047	10,975	9.24%	9.59%
Credit and debit card annual fees	35,152	39,960	8,420	10,164	10,550	3.79%	25.30%
Checking fees	34,783	37,674	8,733	9,479	9,507	0.30%	8.86%
Warehouse services	27,274	32,668	7,086	8,492	8,547	0.65%	20.61%
Commissions-fees from fiduciary activities	20,766	27,101	5,495	7,149	7,517	5.14%	36.79%
Check remittance	23,579	23,493	5,829	5,709	6,014	5.33%	3.17%
International operations	16,457	20,171	4,198	4,748	5,294	11.49%	26.10%
Total fees and other service income	258,840	303,886	67,563	77,146	81,060	5.07%	19.98%
Fees and other service expenses	(43,173)	(51,303)	(11,037)	(13,381)	(13,449)	0.51%	21.85%
Total fees and income from services	215,667	252,583	56,526	63,765	67,611	6.03%	19.61%
Other operating income							
Net foreign exchange gains	19,872	22,473	8,359	5,749	(394)	-106.86%	-104.72%
Dividend income	5,774	8,050	1,747	4,577	301	-93.43%	-82.77%
Forward contracts in foreign currency	(9,617)	17,063	(9,242)	3,987	11,912	198.71%	-228.89%
Comunication, postage and others	7,073	8,751	1,690	2,369	2,425	2.34%	43.44%
Total other operating income	23,102	56,337	2,554	16,682	14,244	-14.63%	457.60%
Total income	**434,361**	**762,101**	**168,225**	**206,227**	**183,991**	**-10.78%**	**9.37%**
Operating expenses							
Salaries and employee benefits	235,811	246,005	48,680	61,671	62,523	1.38%	28.44%
Compensation	12,710	23,176	4,305	5,931	6,822	15.02%	58.46%
Administrative and other expenses	250,645	287,070	59,418	69,944	77,889	11.36%	26.05%
Donation expenses	5,522	4,280	5,522	279	3,969	1322.58%	-28.12%
Depreciation	39,871	31,898	10,312	8,357	7,827	-6.34%	-24.10%
Total operating expenses	544,559	592,429	128,237	146,182	159,030	8.79%	24.01%
Net operating income	**(110,198)**	**169,672**	**39,988**	**60,045**	**24,961**	**-58.43%**	**-37.58%**
Merger expenses	44,828	42,208	10,934	10,129	10,101	-0.28%	-7.61%
Non-operating income (expense)							
Other income	76,055	70,950	27,398	15,289	21,942	43.51%	-19.91%
Reimbursement by loan portfolio purchasing		5,357			5,357	100.00%	
Other expense	(16,939)	(31,748)	(8,000)	(4,686)	(20,899)	346.03%	161.25%
Total non-operating income	**59,117**	**44,559**	**19,398**	**10,603**	**6,400**	**-39.65%**	**-67.01%**
Net monetary inflation adjustment	229		1,895				-100.00%
Income before income taxes	**(95,681)**	**172,023**	**50,347**	**60,519**	**21,260**	**-64.87%**	**-57.77%**
Income tax expense	(27,791)	(25,431)	(13,895)	(7,368)	439	-105.96%	-103.16%
Net income	**(123,472)**	**146,592**	**36,452**	**53,151**	**21,699**	**-59.17%**	**-40.47%**

Contacts: **Jaime A. Velásquez** Financial VP Tel.: (574) 5108666
Gonzalo Toro Corporate and International VP Tel.: (574) 5108754
María A Villa IR Manager Tel.: (574) 5108866
Fax: (574) 5134827 www.bancolombia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: February 27, 2002

By: ______________________
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance